

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Oleksandr Gordieiev
Chief Executive Officer and Chief Financial Offier
BOTS, INC.
1064 Ane Ponce De Leon, Sutie 200
San Juan, Puerto Rico

> **Re: BOTS, INC.**
> **Form 10-K For the Year Ended April 30, 2021**
> **Filed November 15, 2021**
> **File No. 000-55986**

Dear Mr. Gordieiev:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For the Year Ended April 30, 2021

Index to Financial Statements, page F-1

1. Please amend your filing to include audited financial statements pursuant to Article 3 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing